Filing Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Emergent BioSolutions Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward Looking Statements
This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, including statements regarding our strategy and how the acquisition of Trubion Pharmaceuticals, Inc. (“Trubion”) will impact Emergent BioSolutions Inc. (“Emergent”), expectations regarding compensation and benefits arrangements, and any other statements containing the words “believes”, “expects”, “anticipates”, “plans”, “estimates” and similar expressions, are forward-looking statements. There are a number of important factors that could cause the company’s actual results to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the effectiveness of Emergent’s registration statement on Form S-4 or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and financial and tax treatments of the proposed merger (“Merger”); the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate Trubion’s operations into those of Emergent; such integration may be more difficult, time-consuming or costly than expected; operating costs, partner loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, partners, licensors and others) may be greater than expected following the transaction; the retention of certain key employees of Trubion may be difficult; the parties are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; third parties may claim that either party’s products infringe their intellectual property rights; the rate and degree of market acceptance and clinical utility of the parties’ products; the success of ongoing and planned development programs, preclinical studies and clinical trials; the ability to identify and acquire or in license products and product candidates that satisfy Emergent’s selection criteria; the potential benefits of the parties existing collaboration agreements and the ability to enter into selective additional collaboration arrangements; the timing of and ability to obtain and maintain regulatory approvals for other product candidates; commercialization, marketing and manufacturing capabilities and strategy; and other factors identified in Emergent’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and subsequent reports filed with the Securities and Exchange Commission (the “SEC”). The company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.
Additional Information and Where to Find It
This communication is being made in connection with the Merger among Emergent, Trubion and certain of Emergent’s direct and indirect wholly-owned subsidiaries. Emergent intends to file with the SEC a registration statement on Form S-4, which will contain a prospectus relating to the securities Emergent intends to issue in the proposed Merger. Trubion intends to file a preliminary proxy statement in connection with the proposed Merger and to mail a definitive proxy statement and other relevant documents to Trubion’s stockholders. Stockholders of Emergent and Trubion and other interested persons are advised to read, when available, the registration statement and Trubion’s preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with Trubion’s solicitation of proxies for the special meeting to be held to approve the Merger because these documents will contain important information about Trubion, Emergent and the proposed Merger. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain a copy of the documents filed with the SEC, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, or Trubion Pharmaceuticals, Inc., Attention: Investor Relations, 2401 4th Avenue, Suite 1050, Seattle, Washington, 98121.
Participants in Solicitation
Emergent, Trubion and their respective directors and officers may be deemed participants in the solicitation of proxies from Trubion’s stockholders. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers is available in Trubion’s proxy statement for its 2010 annual meeting of stockholders and its 2009 annual report on Form 10-K, which were filed with the SEC and are available at the SEC’s website at http://www.sec.gov. Information regarding Trubion’s directors and officers will also be contained in Trubion’s proxy statement in connection with the Merger when it becomes available. Emergent’s and Trubion’s stockholders may obtain additional information about the interests of Trubion’s directors and officers in the Merger by reading Trubion’s proxy statement when it becomes available.
The following article was published in BioCentury on August 23, 2010.

Erin McCallister, The future emerges, BioCentury, August 23, 2010, at A7
Strategy
The future emerges

By Erin McCallister
Senior Writer
Emergent BioSolutions Inc. has sustained itself for years with a steady stream of government grants and contracts for infectious disease and biodefense products, but has been looking for acquisitions that could diversify its revenue stream into products with more growth potential.
The company says its proposed acquisition of autoimmune and cancer company Trubion Pharmaceuticals Inc. provides the diversification it has been seeking and leverages its biologics manufacturing expertise.
Emergent, which got its start as BioPort Corp. in 1998 and reorganized and renamed itself in 2004, has relied on government and non-government organization (NGO) grants and contracts for the bulk of its revenues.
In 2009, the company reported revenues grew 31.5% to $234.8 million, including $217.2 million in sales of BioThrax anthrax vaccine to the Department of Defense (DoD) and HHS, and $17.6 million in other contracts and grants.
In July, Emergent raised its 2010 revenue guidance to $275-$300 million from $235-$255 million after the Centers for Disease Control and Prevention (CDC) increased the number of BioThrax doses to be delivered to the Strategic National Stockpile during 2010. Earlier that month, HHS’s Biomedical Advanced Research and Development Authority (BARDA) awarded Emergent a contract worth up to $107 million to develop and obtain regulatory approval for large-scale manufacturing of BioThrax (see BioCentury, July 19 & 26).
CFO R. Don Elsey said it has never been Emergent’s plan to rely solely on government revenue streams.
“Biodefense is a solid, robust marketplace, but with relatively modest growth over the long haul. The commercial side, however, offers ‘hyper’ growth in comparison,” he told BioCentury.
The company also has been looking to fill the gap in its pipeline between BioThrax and its earlier-stage programs.
Emergent has a recombinant protective antigen (rPA) vaccine for anthrax and the Typhella single-dose, drinkable, live attenuated typhoid vaccine in Phase II testing. The company is developing Typhella with funding from the Wellcome Trust.
Emergent expects to complete a South African Phase IIb trial of its tuberculosis vaccine in 2012. Development is being supported with funds from the Wellcome Trust and the Aeras Global Tuberculosis Vaccine Foundation.

Clinical setbacks and other obstacles have stymied Emergent’s previous attempts to branch out.
Emergent acquired Microscience Ltd. in 2005 to obtain a Phase I HBV vaccine. But Emergent found itself unable to recruit enough patients for clinical trials and dropped the program in the U.S. and Europe, Elsey told BioCentury. The company is looking for a partner in China, “but it is not something we as a company intend to pursue further,” he said.
Emergent’s proposed acquisition of Protein Sciences Corp. in 2008 was scuttled last year after the companies were unable to resolve a dispute over alleged breach of contract. The deal would have added Emergent FluBlok, a trivalent influenza vaccine made with antigens produced in cell culture. It is under FDA review.
Emergent subsequently went looking for other acquisitions that could provide candidates in late-stage development for unmet medical needs and that fit the company’s manufacturing capabilities, including biologics.
Although Emergent has always focused on infectious diseases, opportunities in oncology and autoimmune were ranked at the top of the list.
“When you look at infectious disease and ask what are the unmet needs, the number of potential avenues is starting to dwindle,” Elsey said.
While he acknowledged there is a need for influenza vaccines manufactured using cell-based technologies and treatments for hospital acquired infections, “we just didn’t find a candidate that offered the same potential as Trubion did.”
Emergent became interested in Trubion after seeing the company’s presentation at the JPMorgan Healthcare Conference in San Francisco in January. Earlier this month, Emergent proposed to acquire the biotech for $96.8 million in cash and stock, plus up to $38.7 million in milestones (see BioCentury, Aug. 16).
Trubion’s most advanced programs are small modular immunopharmaceuticals (SMIPs), engineered proteins composed of the variable regions of antibodies involved in antigen binding, as well as the Fc region. The components are in a library derived from naturally occurring proteins that can be combined to create molecules much smaller than antibodies.
The SMIP technology allows Trubion to customize properties such as biophysical profile, half-life and binding affinity.
TRU-016, a SMIP that targets the CD37 antigen, is in Phase I/II testing for chronic lymphocytic leukemia (CLL). SBI-087, a next-generation SMIP that binds CD20, is in Phase II testing for rheumatoid arthritis (RA) and Phase I/II testing for systemic lupus erythematosus (SLE).
Trubion is co-developing TRU-016 with Abbott Laboratories under a deal that calls for the partners to share development and commercialization costs. SBI-087 is partnered with Pfizer Inc., which is responsible for development.

While Emergent had hoped to gain more advanced compounds, Elsey told BioCentury the partnerships made these programs more attractive. “As we go down the development path with these compounds, we are not as exposed to the clinical risks or costs we might otherwise be if the assets were unpartnered,” he said.
Elsey added that under both deals, Emergent would be eligible for milestones and royalties.
The deal leverages Emergent’s biologics capabilities.
“Emergent has tended to be in the biodefense bucket, which creates some confusion for people about this transaction with Trubion. But we are a biologics company,” said spokesperson Robert Burrows. “We may have a vaccine that has a government contract, but it requires biologics expertise to get it developed and manufactured,” Burrows told BioCentury.
Trubion also has unpartnered preclinical SMIP and Scorpion candidates for RA, organ transplant, inflammatory bowel disease (IBD), diabetic macular edema (DME) and diabetic nephropathy.
Scorpion candidates are single-chain proteins that contain an N-terminal binding domain, an effector domain based on Fc regions and a C-terminal binding domain. The technology allows Trubion to develop proteins that can interact with two or more different soluble or cell-surface targets.
Emergent expects to use the SMIP and Scorpion technologies to identify additional candidates in cancer and autoimmune disease and to extend the technology into infectious indications, according to CSO W. James Jackson.